Exhibit 99.15

May 16, 2024

VIA SEDAR+

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Autorité des marchés financiers (Québec)

Northwest Territories Superintendent of Securities

Government of Nunavut – Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Re:      Glass House Brands Inc. (the "Corporation")

Dear Sirs/Mesdames:

We refer to the short form base shelf prospectus of Glass House Brands Inc. (the "Corporation") dated May 16, 2024 (the "Prospectus ") in connection with the public offering, from time to time, in each of the provinces and territories in Canada, of subordinate voting shares, restricted voting shares, limited voting shares, debt securities, subscription receipts, warrants and units of the Corporation.

We hereby consent to the references to our firm name on the cover page of the Prospectus and under the heading "Legal Matters" and "Enforcement of Judgments Against Foreign Persons" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services performed by us in connection with such matters.

Yours truly,

(signed) "Bennett Jones LLP"

Bennett Jones LLP